

August 20, 2013

Via E-mail
Mr. Robert C. Batman
Chief Financial Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

> **Re: Emeritus Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 2, 2013**
> **File No. 001-14012**

Dear Mr. Batman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Self-Insurance Reserves, page 54

1.   For communities not in the self-insurance pool, please tell us if you are recognizing the estimated amounts receivable from the insurance companies in your consolidated balance sheets. If so, tell us how you are accounting for such receivable. Refer to your basis in the accounting literature.

4. Acquisition and Other Significant Transactions, F-20

2012 HCP Transaction, F-20

2.   We note that you accounted for the acquisition of the HCP Leased Communities as a sale
        and leaseback. You also deferred the gain of $77.1 million, $91.7 million and $122.5
        million as of December 31, 2012, March 31, 2013 and June 30, 2013, respectively and
        accounted for it as a portion of the lease financing obligation. In Form 10-Q for the
        quarter ended March 31, 2013, you further indicated that such obligations will be
        amortized as a reduction of principal over the estimated lease period. In this regard,
        please provide us with your analysis of the factors you considered in concluding that sales
        and leaseback accounting is appropriate for this transaction and whether you considered
        this as a real estate sale. We note you have substantial continuing involvement in the HCP
        Leased Communities. Additionally, tell us your basis for amortizing the gain as a
        reduction of the principal of the financing obligation. Refer to your basis in the
        accounting literature. Further, tell us in detail the nature of the cash proceeds from the
        sale and leaseback that increased the deferred gain from 2012 to 2013.

Form 10-Q for the Quarter Ended June 30, 2013

Note 2. Summary of Significant Accounting Policies and Uses of Estimates

Segment Information, page 8

3.   We note that NOC's revenues, net income, and total assets are less than 10% of those of
        you and NOC is included in your ancillary services operating segment. Please tell us why
        your ancillary services operating segment is not presented as a reportable segment
        pursuant to ASC 280-10-50-12, 50-13 and 50-15.

4.   Please tell us the specific factors you considered in concluding that the HCP communities
        and legacy Emeritus communities operating segments met the aggregation criteria
        including similar economic characteristics pursuant to ASC 280-10-50-11.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director